Boulevard Díaz Ordaz KM 3.33 L-1,  Colonia Unidad San Pedro, C.P. 66215 Garza García, N.L. México
Tel.+52 (81) 8114.0000  Fax Server +52 (81)8114.1919 Ext. 81226  www.axtel.com.mx

February 23, 2009

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 3720
Washington, DC 20549
Attn:       Robert Bartelmes
Senior Financial Analyst

RE:      Axtel, S.A.B. de C.V.
Amendment No. 1 to Form 20-F for the year ended December 31, 2007
Filed January 22, 2009
File No. 333-114196

Dear Mr. Bartelmes,

Reference is hereby made to your letter dated January 27, 2009, whereby the Securities and Exchange Commission (the “SEC”) requires Axtel, S.A.B. de C.V. (the “Company”) to provide further disclosure and/or explanation of certain information presented in our Amendment No. 1 to Form 20-F for the year ended December 31, 2007 (“Form 20-F/A No. 1”).  In that regard, the Company carefully reviewed your comments and requirements and filed on February 20, 2009 an Amendment No. 2 to its Form 20-F for the year ended December 31, 2007 (“Form 20-F/A No. 2”), reflecting its responses to such comments.  On the date hereof, along with this letter, the Company is refiling the responses it included in Form 20-F/A No. 2 and additionally it is filing Exhibits 13.1 and 13.2 therewith (“Form 20-F/A No. 3”).  In connection with the filing of Form 20-F/A No. 3 we have reproduced your comments below and note the following with respect to our responses thereto:

Comment:

Item 15 Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 80

1.We note that you revised the second paragraph of management’s report to omit the reasons that the report was not subject to attestation by your public accounting firm. Please revise the disclosures in Item 15 to include the statements provided in your initial filing as required by the temporary rules in Item 15T (b)(4).

Response:

We have revised the disclosure under Item 15 of the Form 20-F/A No. 2 to include the statements provided in our initial filing as required by the temporary rules in Item 15T (b)(4).

Comment:

Exhibits 12.1 and 12.2

2.We note that your amended Form 20-F includes revised certifications of your Principal Executive Officer and Principal Financial Officer that omit certain required language. Please revise the certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) as required by instruction 12 to the Exhibits.

Boulevard Díaz Ordaz KM 3.33 L-1,  Colonia Unidad San Pedro, C.P. 66215 Garza García, N.L. México
Tel.+52 (81) 8114.0000  Fax Server +52 (81)8114.1919 Ext. 81226  www.axtel.com.mx

Response:

We have revised Exhibit 12.1 and 12.2 to include the introductory language of paragraph 4 and the language of paragraph 4(b) as required by instruction 12 to the Exhibits.

In addition to including the abovementioned responses in Form 20-F/A No. 3, we have filed Exhibits 13.1 and 13.2 therewith.

By the submission of this response, the Company hereby acknowledges and/or confirms that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments about any of the Company’s responses or require further explanation, please do not hesitate to contact me at +52 (81) 8114.0000.

Sincerely,
AXTEL, S.A.B. DE C.V.

/s/ Patricio Jiménez Barrera
_________________________
Mr. Patricio Jiménez Barrera
Chief Financial Officer

cc:Jonathan I. Mark, Esq.